FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  May 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC

Date: May 18, 2004	/s/ Doug Perkins Doug Perkins

INDEX TO FILING

1.	Press Release dated May 14, 2004; and

2.	Consolidated Financial Statements for the Quarter ended March, 31, 2004, including Management Discussion and Analysis

OREZONE
Explore. Discover. Produce.

For Immediate Release
May 14, 2004

Orezone Announces First Quarter Results

Orezone Resources Inc. (OZN:TSX, AMEX) recorded a loss of $795,649, or $0.01 per share, during the first quarter of 2004 compared to a loss of $130,935, or $0.001 per share, in the first quarter of 2003. The increased loss was due to higher administrative expenses which reflect the increased staffing requirements needed to manage the Company's higher activity levels with respect to exploration efforts in Burkina Faso, West Africa. Administrative expenses for the three months ended March 31, 2004 include $601,329 in stock based compensation costs relating to the grant of stock options to employees as per the requirements of the CICA Handbook, Section 3870 with respect to accounting for stock-based employee compensation plans. There were no stock options granted to employees in the first quarter of 2003.

Commencing January 1, 2004 the Company began reporting its financial results in US dollars and all amounts contained herein are in US dollars unless otherwise noted. Subsequent to the end of the quarter the Company completed a debt conversion agreement whereby CAD $1,483,534 in long term debt was repaid through the issuance of 1,112,650 Class A shares. In addition, the Company fixed the Euro/US dollar exchange rate on US $739,490 in order to secure exchange rates on expenditures in Burkina Faso where the local currency is tied to the Euro.

Exploration Activities

During the first quarter of 2004 a total of $1,823,479 was spent on exploration activities compared to $451,592 in the first quarter of 2003. This increase was almost entirely due to increased activity levels at the Essakan and Bondi projects.

A total of $948,490 was spent on exploration of the Essakan property during the first three months of 2004 of which $660,000 was contributed by joint venture partner Gold Fields Limited and most of the balance was stock based compensation relating to the issuance of stock options to employees engaged in exploration activities. During the first three months of 2004 exploration at Essakan was largely focused on testing the potential extension of the high grade core at the Essakan Main Zone and drilling nearby regional prospects.

Historically, drilling of the Essakan Main Zone has followed a northwest trending zone of faulting, alteration and artisanal workings. However, a re-interpretation of past data plus recent exploration results have suggested that the high grade core in the Main Zone actually trends to the north and this area has not been previously tested by drilling. Drilling of this potential extension to the high grade core started in the first quarter and continued into April, 2004. Assay results are expected to be

released in the second quarter of 2004. The Corporation also expects to file a NI 43-101 report which updates the resource calculation for the Essakan Main Zone before the end of June, 2004.
A recent drilling program at the Falagountou prospect, located six kilometers east of the Main Zone, has identified a significant new zone of mineralization with potentially economic widths and grades. The Corporation and its joint venture partner have begun the process of analyzing and evaluating drill results from Falagountou and the Main Zone, and data with respect to the new NI 43-101 resource calculation, in order to plan the next phase of exploration. This coincides with the onset of the rainy season when field work at Essakan typically begins to slow down.

In the first quarter of 2004 the Corporation spent $737,399 on exploration of its 100 per cent owned Bondi property in Burkina Faso. This work was largely focused on infill drilling on the first 800 meters of the Zone 2 discovery. This part of the zone is being drilled on 25 meter centers to a depth of 100 meters in order to prepare an NI 43-101 compliant resource calculation which is expected to be filed before the end of June, 2004. Infill drilling has continued into the second quarter of 2004 and the Corporation is also drilling the southern extension of Zone 2 as well as two parallel targets. The southern extension and the parallel targets have similar geophysical and geochemical signatures as the main part of Zone 2 and are part of a mineralized system that to date, has been outlined over a strike length of approximately four kilometers. Work is underway on an all weather road and permanent camp at Bondi which will enable drilling to continue through the rainy season.

The Corporation has commenced drilling on its Sega property in Burkina Faso where previous drilling has identified two new discovery zones as well as opportunities to expand the existing resource base on the property. The initial program will consist of approximately 100 RC holes totaling 3,500 m of drilling. Geophysical and geochemical surveys and various other exploration activities continued on a number of other properties in Burkina Faso during the first quarter of 2004 with the objective of advancing these projects and defining additional drill targets. These activities will continue in the second quarter and over the balance of the year.

The following summarized financial information, and the above discussion relating thereto, is excerpted from the Company's unaudited consolidated financial statements and Management' Discussion and Analysis for the quarter ended March 31, 2004, both of which have been filed with SEDAR and which form the Company's 6K filing on the EDGAR system in the United States. Orezone is still a development stage company with no operating business segment or revenue generating activities.

Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

OREZONE RESOURCES INC.
290 Picton St., Suite 201, Ottawa Ontario Canada K1Z 8P8
tel 613 241 3699 fax 613 241 6005
info@orezone.com www.orezone.com

Summarized Quarterly Information

For the quarters ended March 31

	2004	2003	2002
Consolidated Statements of Operations and Deficit Summary			
Revenue	-	-	
Management and consulting fees	536,091	$46,053	11,917
Total Administrative Expenses	891,260	135,852	40,982
Write-off of deferred exploration expenses	-	-	-
Interest income	95,611	4,917	270
Net loss	(795,649)	(130,935)	(40,711)
Basic and diluted net loss per share (Canadian GAAP)	0.01	0.001	0.002
Basic and diluted net loss per share (US GAAP)	0.019	0.003	0.018
Shares outstanding	102,150,385	101,602,893	23,678,643
Consolidated Statements of Deferred Exploration Expenses Summary			
Deferred exploration expenditures (additions)	$ 1,163,479	$ 93,980	67,759
Optionee contributions	660,000	357,611	3,136
Consolidated Statements of Cash Flows Summary			
Cash flows from (used in) operating activities	$ (699,631)	$ (14,287)	(146,595)
Cash flows used in investing activities	(1,493,988)	(141,638)	(65,516)
Cash flows from financing activities	1,217,696	3,124,176	(7,287)
Net increase (decrease) in cash and cash equivalents	(975,923)	3,004,220	(266,135)

Consolidated Balance Sheet Summary	**03/31/04**	**12/31/03**
Cash and cash equivalents	$9,601,115	$10,577,038
Investment in listed shares (at cost)	1,046,278	787,079
Equipment	206,849	135,538
Mineral exploration properties	6,804,907	6,804,907
Deferred exploration	4,779,685	3,616,204
Long term debt	1,017,780	1,003,228
Shareholders' equity	20,896,981	20,474,933
Total assets	22,654,562	22,037,006

Orezone Resources Inc. (OZN:TSX, AMEX) is an emerging Canadian gold producer with a number of advanced exploration projects in Burkina Faso, West Africa, a relatively unexplored part of one of the world's fastest growing gold producing regions. Orezone's mission is to create wealth by discovering and developing the earth's resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President, Corporate Development
rlittle@orezone.com	gbowes@orezone.com

Phone (613) 241-3699

Toll Free 888 673-0663

Orezone Resources Inc.

Consolidated Financial Statements
Quarter ended March 31, 2004

Management's Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Orezone Resources Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgments where appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors, none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The consolidated financial statements have not been reviewed by PricewaterhouseCoopers LLP, the independent auditors, in accordance with the related professional standards in Canada.

The auditors have recently been appointed by the Board of Directors and this appointment will be approved by the shareholders at the upcoming annual general meeting on June 17, 2004. They anticipate that they will have a review completed for the second quarter.

The independent auditors have full and unrestricted access to the Audit Committee.

(signed) "*Ronald N. Little*"

Ronald N Little
President and Chief Executive Officer

signed "*Douglas G. Perkins*"

Douglas G Perkins
Chief Financial Officer

Orezone Resources Inc
Consolidated Balance Sheet
Unaudited
March 31, 2004 and December 31, 2003
(expressed in US dollars, unless otherwise stated)

	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	9,601,115	10,577,038
Taxes receivable and other receivables	54,148	53,198
Prepaid expenses	161,580	63,043
	9,816,843	10,693,279
Listed Shares at cost(market value $962,489; 857,549 in 2003)	1,046,278	787,079
Equipment	206,849	135,538
Mineral exploration properties, at cost	6,804,907	6,804,907
Deferred exploration expenses, at cost	4,779,685	3,616,204
	22,654,562	**22,037,006**
LIABILITIES		
Current liabilities		
Accounts payable	515,761	512,869
Accrued liabilities	224,040	45,976
	739,801	558,845
Note Payable	1,017,780	1,003,228
	1,757,581	1,562,073
SHAREHOLDERS' EQUITY		
Capital Stock	26,375,288	26,122,660
Share purchase warrants	6,964	6,964
Contributed surplus	1,900,379	935,309
Cumulative translation adjustment	483,211	483,211
Deficit	(7,868,860)	(7,073,211)
	20,896,981	20,474,933
	22,654,562	**22,037,006**

The accompanying notes are an integral part of the consolidated financial statements.

(Signed) " Ronald N. Little"
(Ronald N. Little), Director

(Signed) " David G. Netherway"
(David G. Netherway), Director

Orezone Resources Inc
Statements of Operations and Deficit
March 31, 2004, 2003, 2002
(expressed in US dollars, unless otherwise stated)

	Three Months Ended March 2004	Three Months Ended March 2003	Three Months Ended March 2002
Revenue	-	-	-
Administrative expenses			
Management and consulting fees	536,091	43,053	11,917
Travel and promotion	46,422	19,874	6,325
Rental expenses	7,220	2,792	1,882
Report to shareholders	209	3,090	347
Conferences and subscriptions	16,839	11,936	0
Stationery and office expenses	29,909	1,182	218
Professional fees	161,953	21,507	8,751
Telecommunications	2,805	1,044	695
Transfer agent fees	5,866	3,450	1,781
Regulatory authorities	70,489	9,197	8,267
Interest and penalties	247		389
Interest on note payable	14,552	18,334	
Amortization of equipment			169
Exchange loss (gain)	(1,343)	393	241
Total Administrative Expenses	891,260	135,852	40,982
Interest income	95,611	4,917	270
Net loss	**(795,649)**	**(130,935)**	**(40,711)**
Deficit, beginning of year	**(7,073,211)**	**(5,371,963)**	**(5,146,040)**
Deficit, end of quarter	**(7,868,860)**	**(5,502,898)**	**(5,186,751)**
Basic and diluted net loss per share	(0.01)	(0.001)	(0.002)

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc
Statements of Deferred Exploration Expenses
For the Three Months Ending March 31, 2004 , 2003, 2002
(expressed in US dollars, unless otherwise stated)

	2004	2003	2002
Balance, beginning of year	**3,616,206**	**2,627,968**	**2,014,828**
Additions			
Drilling - RC	813,562	136,154	23,216
Drilling - Diamond	208,346	64,127	0
Drilling - RAB	27,414	0	0
Geophysical Survey-Ground	69,028	6,351	10,767
Geophysical Survey-Airborne	3,817	0	0
Geological Survey	48,830	8,495	20,697
Geochemical Survey	36,457	47,004	0
Line Cutting	4,865	0	0
Trenching	29	20,627	1,010
Stripping	417	1,737	0
Property & Evaluation	7,059	0	0
Land Tenure	15,053	116	2,002
Compilation	1,877	0	0
Administration-Ouagadougou office	483,962	103,673	13,201
Administration camp	85,840	58,423	0
Security	16,923	4,885	0
Total Additions	1,823,479	451,591	70,895
Deductions			
Partners' contributions	660,000	357,611	3,136
Total Deductions	660,000	357,611	3,136
Balance, end of quarter	**4,779,685**	**2,721,948**	**2,082,587**

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc
Statements of Cash Flows

For the Three Months Ending March 31, 2004 ,2003, 2002
(expressed in US dollars, unless otherwise stated)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Three Months Ended March 31, 2002
OPERATING ACTIVITIES			
Net Loss	(795,649)	(130,935)	(40,711)
Non-cash items			
Amortization of equipment			388
Interest on note payable	14,552	76,040	
Due to related parties			(1,541)
Changes in non-cash working capital items	81,466	40,608	(146,595)
Cash flows from (used in) operating activities	(699,631)	(14,287)	(188,460)
INVESTING ACTIVITIES			
Exploration funds		(7,233)	
Investment in listed shares	(259,199)	(1,929)	2,242
Equipment	(71,311)	(38,496)	
Deferred exploration expenses	(1,823,478)	(451,592)	(70,895)
Optionee contribution	660,000	357,611	3,136
Cash flows used in investing activities	(1,493,988)	(141,638)	(65,516)
FINANCING ACTIVITIES			
Share purchase warrants		14,080	
Contributed surplus	965,069	17,344	(2,904)
Issue of shares	252,627	3,374,838	0
Share issue expenses		(282,087)	(4,383)
Cash flows from financing activities	1,217,696	3,124,176	(7,287)
Translation Adjustment	0	35,970	(4,872)
Net increase (decrease) in cash and cash equivalent	**(975,923)**	**3,004,220**	**(266,135)**
Cash and cash equivalents, beginning of year	10,577,038	966,547	345,342
Cash and cash equivalents, end of quarter	9,601,115	3,970,767	79,207

The accompanying notes are an integral part of the consolidated financial statements.

1 — GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Company, incorporated under the Canada Business Corporations Act, is a natural resource company engaged in the acquisition, exploration and development of diamond, precious and base metal mineral properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves in the Company's mineral claims, confirmation of the Company's interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Company's operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 — CHANGES IN ACCOUNTING POLICIES

During the current quarter, the Company did not change any significant accounting policies.

3 — ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 13, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). The principal accounting policies followed by the Company are as follows:

Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiary.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to the consolidated financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Significant estimates include the carrying value of mineral exploration properties and deferred exploration expenses. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in interest bearing vehicles with high credit quality financial institutions.

Foreign currency translation

Monetary assets and liabilities in foreign currency and integrated foreign operations are translated to United States dollars at the exchange rate in effect at the balance sheet date, whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Income and expenses in foreign currency are translated at the average rate in effect during the year, with the exception of amortization, which is translated at the historical rate. Gains and losses are included in the statement of operations for the year. At this point in time, the Company does not have any African based subsidiaries, rather these operations function as branch offices. As such, these are not deemed self sustaining operations. The Company will create foreign subsidiaries once the exploration properties are ready to become mining properties. At that time, the Company will assess whether the foreign subsidiaries are self sustaining operations. The Company has determined that there has been a change in the Company's functional currency from Canadian dollars to United States dollars effective January 1, 2004. The majority of business volume is conducted in United States dollars and will likely continue to do so in the future so the Company changed its functional currency and has also changed its reporting currency to United States dollars effective January 1, 2004.

As a result of this change, financial statements for all periods prior to January 1, 2004 that are presented for comparative purposes are translated into U.S. dollars using the current rate method. Under this method, the statement of operations and the statement of cash flows items are translated into U.S. dollars using the average exchange rate for the period, and assets and liabilities are translated using the exchange rate at the end of that period. All resulting exchange differences are reported as a separate component of shareholders' equity.

Amortization

Equipment is amortized over its estimated useful lives according to the straight-line method at the following annual rates:

Furniture and Equipment	25%
Computer Equipment	33%
Communications System	25%
Vehicles	50%
Leasehold Improvements	20%

Mineral exploration properties and deferred exploration expenses

Exploration, evaluation and development expenditures are accumulated and accounted for in each separate area of interest or mineral resource. This includes attributed direct general and administrative support costs. The recoverability of the amounts shown as mineral exploration properties and deferred exploration and development expenses is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production or the disposal of the properties for proceeds in excess of their carrying value.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral exploration properties until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized prospectively on a unit-of-production basis. If the mineral exploration properties are abandoned, the related capitalized costs are expensed.

Management, Directors and Technical Advisors constantly review the merits of each Company property interest to assess where the property merits further exploration and development expenditure and whether the carrying value of the properties is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is then assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations when making decisions on impairment.

The amounts shown for mineral exploration properties represent costs incurred to date or write-downs, and are not intended to reflect present or future values. Government assistance, mining duty credits and optionee contributions are applied against the deferred exploration expenses.

Canadian GAAP as set out in the CICA Handbook defines mineral exploration properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Company has classified these assets as mineral property tangible assets in accordance with Canadian GAAP. The Company believes that its properties are tangible assets and accounts for them as such, under current Canadian GAAP. When, and if, Canadian GAAP changes, the Company will assess the impact of the future changes at that time.

Basic or diluted net loss per common share

Basic net loss per share is calculated based upon the weighted average number of shares outstanding during the quarter. The diluted net loss per share, which is calculated using the treasury stock method, is equal to the basic net loss per share due to the anti-dilutive effect of stock options and share purchase warrants outstanding as described in Note 7.

Stock – based compensations plans

Since January 1, 2003, as described in Note 7, the Company has a stock-based compensation plan for which compensation expense is recognized when stock options are issued. All options are granted at the closing market price on the date of issuance. When holders exercise their options, any consideration received and any contributed surplus related to these options is credited to capital stock.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is not more likely than not that some or all of the future income tax assets will not be realized.

(expressed in United States dollars, unless otherwise stated)

	2003		2004	
	Cost	Accumulated amortization	Net	Net
	$	$	$	$
Furniture and Equipment	21,871	468	21,403	2,958
Computer Equipment	25,869	3,312	22,557	45,034
Communication Systems	15,175		15,175	6,554
Vehicles	175,996	46,070	129,926	118,013
Leasehold Improvements	17,788		17,788	15,436
	256,699	49,850	206,849	187,995

All equipment is located in Canada except vehicles which are located in Burkina Faso, Africa.

4 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

All of the Burkina Faso properties are subject to The Mining Law #031-2003 of Burkina Faso, dated May 8, 2003. All of Orezone's properties are exploration permits as defined by the law. A subsidiary of the Company owns 100% of all of these properties. Under the Burkina Faso law, the exploration permit gives the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. This permit also gives the permit holder the exclusive right, at any moment, to convert the exploration permit to a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to article 20 of the law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. At this point in time, all properties are exploration permits so there is no requirement to maintain a reserve for future reclamation and the Company has no environmental liability under the Burkina Faso Mining Law. The law also guarantees a stability of fiscal regime for the life of any mine developed.

	Q1 2004		2003	
	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses
	$	$	$	$
AFRICA				
Golden Hill (Intiédougou) (a)	475,200	1,549,343	475,200	1,536,799
Kerboulé (b)	213,447	755,324	213,447	740,115
Bondi (Bondigui) (c)	146,185	1,384,486	146,185	647,087
Sébédougou (d)	5,698	287,812	5,698	250,155
Séga (Séguenaga) (e)	11,410	506,004	11,410	503,920
Essakan (f)	5,895,646	2,812,430	5,895,646	1,863,940
Bombore (g)	57,321	242,569	57,321	233,544
Gueguerre (h)		39,949		17,903
Markoye (i)		17,012		13,048
Poyo (j)		14,546		1,811
Boukou (k)		42,212		24,946
Yatakala (l)		1,020		
Manda (l)		1,020		
Kossa (l)		1,020		
	6,804,907	7,656,747	6,804,907	5,833,268
Optionees' contributions (n)		(3,070,370)		(2,410,370)
	6,804,907	4,586,377	6,804,907	3,422,898

(expressed in United States dollars, unless otherwise stated)

	Q1 2004		2003	
	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses
CANADA				
Waxatike (WR) (m)		196,473		196,473
Option payment (n)		(3,165)		(3,165)
		193,308		193,308
	6,804,907	4,779,685	6,804,907	3,616,206

a) **Golden Hill (Intiédougou), Burkina Faso**

The Company holds an exploration permit covering 305 square kilometres.

b) **Kerboulé, Burkina Faso**

The Company holds an exploration permit covering 404 square kilometres. A Burkina Faso party holding a right to a 25% interest may contribute to future programs or revert to dilution and eventually a 3% Net Smelter Return (NSR) where (3/4) can be repurchased by the Company for US$1.5 million.

c) **Bondi (Bondigui), Burkina Faso**

The Company holds an exploration permit covering 340 square kilometres.

d) **Sébédougou, Burkina Faso**

The Company holds an exploration permit covering 244 square kilometres.

e) **Sega (Séguenega), Burkina Faso**

The Company holds an exploration permit covering 400 square kilometres. IAMGOLD Corporation (formerly Repadre Capital Corporation) holds a 2% NSR royalty on future production.

f) **Essakan, Burkina Faso**

The Company acquired a 100% interest in 6 permits covering 1,433 square kilometres. The property was acquired in the July 2002 acquisition of CIMC. This property is subject to an option agreement (July 19, 2002) with a subsidiary of Gold Fields Limited. The optionee may exercise the first stage of the option and acquire a 50% earned interest by incurring cumulative expenditures of $8,000,000 USD on or before the 5th anniversary date. The optionee must expend at least $1,000,000 USD in each of the five years. If the optionee exercises the first stage of the option it will acquire the right to exercise the 2nd stage of the option which gives it the right, at any time prior to the 5th anniversary date (July 19, 2007) to elect to acquire an additional 10% and will do so by completing a bankable feasibility study, at its sole cost and delivery to the partners, prior to the 7th anniversary date. Upon acceptance of the bankable feasibility study by the partners, a joint venture will be created between the parties. If the Optionee does not exercise the 2nd stage option, each party will maintain the first stage 50:50. The optionee is allowed to pay cash in lieu of exploration expenditures at any point to maintain good standing in the option agreement.

(expressed in United States dollars, unless otherwise stated)

g) **Bombore, Burkina Faso**

The Company holds an exploration permit covering 250 square kilometres. The Company has an obligation to develop this property or in the event that the Company does not meet its obligations, the permit would revert back to the previous owners.

h) **Gueguerre, Burkina Faso**

The Company obtained a new exploration permit in 2003 covering 185 square kilometres.

i) **Markoye, Burkina Faso**

The Company holds an exploration permit covering 250 square kilometres.

j) **Poyo, Burkina Faso**

The Company obtained a new exploration permit in 2003 covering 250 square kilometres.

k) **Boukou, Mali**

The Company obtained a reconnaissance permit of approximately 80 square kilometres in the Republic of Mali in 2003. This short term permit gives the Company exclusive right to convert the permit into a Mineral Exploration Permit in 2004. The Company was awarded an Exploration permit for this property during the first quarter 2004.

l) **Kossa, Yatakala, Manda, Niger**

The Company obtained 3 prospecting permits in the country of Niger covering 2,566 square kilometres.

All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in favour of Burkina Faso once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention guarantees stabilization of financial and Customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed however the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

m) **Waxatike (WR), Ontario**

The Company investment in Waxatike is an earn in. The property consists of 42 claim blocks totalling 555 units for 89 square kilometre located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. holds 100% interest in these claims with the Company having the right to earn a 50% option in the property by incurring exploration expenditures of $500,000 CAD by 30 days after the end of the current drilling program, expected in Q2 2004.

n) **Optionees' contributions and option payment**

Gold Fields Limited, through it's subsidiary Orogen Holding (B.V.I) Ltd. (the "Optionee") invested $660,000 in the Essakan properties during Q1 2004 ($1,625,725 2003-12 months) ($300,000 in 2002). If the Optionee abandons it's option to earn-in, there is no requirement for the Company to return funds to the Optionee or to compensate the Optionee in any way. The Company nets optionee payments against gross deferred exploration expenditures so as to reflect only the net expenditure by the Company on each property. If the Optionee abandons it's interest in the property, the Company would gross up the deferred exploration expenditure at that time to reflect the contribution of the Optionee.

(expressed in United States dollars, unless otherwise stated)

BHP Billiton Diamonds Inc. contributed $5,000 CAD for a right of first refusal on the Waxatike property. The right of first refusal is no longer in place.

5 — NOTE PAYABLE

Pursuant to the terms of the purchase of CIMC, the Company assumed $1,483,534 in debt owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The note bears no interest until May 20, 2005 at which time interest will accrue at the rate of 2.5% per annum until May 20, 2007, and at the sum of LIBOR plus 2.5% thereafter. The note payable was discounted at 6.43% to $1,185,862. Accrued interest on the note becomes payable on the earlier of May 20, 2007 or 90 days following the occurrence of a "Production event" as defined in the loan agreement. The production event is described as the earlier of (i) the date on which a mine and mill on any one mining property has been operating for 30 consecutive days at 75% of its rated capacity; and (ii) the date when 100,000 ounces of Product has, in the aggregate, been produced by the Company or its successors on the Essakan property. Principal is payable in twelve equal monthly instalments commencing on the date interest becomes payable. The Company does net expect a "Production event" to occur in the next fiscal year.

6-CAPITAL STOCK

Authorized

Issued and fully paid:

	Number	$
Balance, beginning of year	101,602,893	27,925,043
Issued in counterpart of:		
Exercise of warrants	372,492	175,529
Exercise of options	175,000	99,751
	547,492	275,280
Balance, end of quarter	102,150,385	28,200,323

A summary of the status of the Company's fixed stock option plan as at March 31, 2004 as well as December 31, 2003 and 2002 is presented below:

	Q1 2004		2003		2002	
		Weighted avg. price		Weighted avg. price		Weighted
		$		$		$
Outstanding, beginning of year	5,541,450		3,786,450	0.33	2,211,450	0.37
Granted	1,125,000	1.20	3,175,000	0.37	2,050,000	0.28
Exercised	175,000	0.44		0.29	(150,000)	0.30
Cancelled	100,000	0.30	(125,000)	0.39		
Expired					(325,000)	0.30
Outstanding, end of period	6,391,450		5,541,450	0.36	3,786,450	0.33
Options exercisable at	6,391,450		5,541,450		3,786,450	

(expressed in United States dollars, unless otherwise stated)

As at March 31, 2004, the following options are outstanding:

Expiry date	Exercise price	Shares
	$	
December 15, 2007	0.30	145,000
March 9, 2008	0.30	375,000
January 11, 2009	0.50	500,000
September 22, 2009	0.35	221,450
January 15, 2012	0.20	225,000
April 15, 2012	0.21	100,000
September 12, 2012	0.31	1,125,000
November 8, 2012	0.30	1,750,000
March 24, 2013	0.50	750,000
August 12, 2013	0.63	25,000
October 29, 2013	1.21	50,000
January 6,2014	1.20	975,000
March 12, 2014	1.20	150,000
		6,391,450

Stock-based compensation required by Section 3870 related to options granted increased the following expenses in the financial statements of the Company at March 31, 2004 and 2003.

	2004	2003
	$	$
Statement of Operations		
Management and consultant fees	**309,212**	0
Administrative Salaries	**157,774**	
Professional fees	**134,343**	
Statement of Deferred Exploration		
Consultants fees	**404,199**	0
	1,005,528	0

The total $1,005,528 consideration amount was recorded as an increase of the contributed surplus. There were no options issued during the corresponding quarter in 2003.

The fair value of each option granted was estimated on the grant date using the Black - Scholes option-pricing model with the following weighted average assumptions for the awards granted since the beginning of the year :

	2004	2003
Expected dividend yield	0%	0%
Expected volatility	121%	125%
Risk-free interest rate	4.26-4.71	4.72 to 4.91
Expected life	10 years	10 years

The weighted average fair value of stock options granted since the beginning of the quarter was $1.20 CAD.

(expressed in United States dollars, unless otherwise stated)

The Black-Scholes option – pricing model was developed for use in estimating the fair value of traded option, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can have a material effect on the fair market value, in Management's opinion, the existing option – pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Warrants

During the quarter no new warrants were issued.

The outstanding warrants to purchase common shares are as follows:

		Number of shares	
Expiry date	Exercise price	**2004**	2003
	$CAD		
September 19, 2003	0.40		500,000
November 6, 2003	0.30		500,000
December 20, 2003	0.20		50,000
July 20, 2004	0.30	**464,699**	2,237,801
October 15, 2004	0.68	**233,806**	344,866
January 19, 2005	0.57	**27,868**	27,868
August 24, 2004	0.60	**5,862,500**	6,250,000
February 24, 2004	0.40		812,500
March 27, 2005	1.20	**5,600,000**	
October 27, 2004	0.90	**630,033**	
Total		**13,191,398**	10,723,035

8 — RELATED PARTY TRANSACTIONS

There were no related party transactions recorded in the quarter ended March 31, 2004. In 2003 the amount was $65,000 CAD and included transactions with a corporation owned by a director and an officer.

These transactions were concluded in normal course of operations and were measured at the exchange amounts which represent fair value. These expenditures include management and geological services incurred by the director and officer as well as for technical field staff who are not directors, officers or related parties.

9 — FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

Long-term financial instruments

The fair value of the listed shares is equivalent to the market value based on the closing price. Listed shares are from a number of Canadian mining and mineral exploration companies.

(expressed in United States dollars, unless otherwise stated)

The fair value of the note payable approximates its carrying amount and was determined by discounting contractual cash flows at the prevailing market rate for loan having the same remaining time until maturity.

10 — CONTINGENCY

As part of the purchase agreement with CIMC, the principal shareholder of CIMC was to pay the balance of the legal fees owed by CIMC to their counsel in excess of $40,000. As agreed, the Company paid the $40,000 to the counsel of CIMC. The outstanding balance of 237,958 GBP has not been paid and such counsel is seeking claim to recuperate this from the principal shareholder and has included the Company in the same claim. The Company has obtained full indemnity from the principal shareholder who has also provided collateral to cover the expense, should it arise. Management is of the opinion that this claim does not have merit and is an issue between the previous shareholders of CIMC and their respective counsel. Negotiations are proceeding with this case.

11 — SEGMENTED INFORMATION

The Company operates in Africa and Canada. Due to the size of the organization, there is no distinct separation of management. As there are no properties that have been brought into production, there is no revenue to report on a geographic basis. Capital assets on a geographic basis are disclosed in Note 4.

12 — COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

13 — GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP.

A — CONSOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with U.S. GAAP would be as follows:

Consolidated statements of operations	**2004**	**2003**	2002
		$	$
Net loss as per Canadian GAAP	(795,649)	(130,935)	(40,711)
Other income – optionees' contributions [(a)]	660,000	357,611	3,136
Deferred exploration expenses [(a)]	(1,823,479)	(451,592)	(70,895)
Amortization of mineral exploration properties [(c)]	(329,549)	(334,138)	(326,526)
Net loss as per U.S. GAAP	(2,288,677)	(259,054)	(434,996)
Basic and diluted loss per share as per U.S. GAAP:	(0.019)	(0.003)	(0.018)

(expressed in United States dollars, unless otherwise stated)

Consolidated Balance Sheets

The consolidated balance sheet items, adjusted to comply with U.S. GAAP, would have been as follows :

	March 31, 2004			December 31, 2003		
	As per GAAP in Canada	**Adjustments**	**As per U.S. GAAP**	As per GAAP in Canada	Adjustments	As per U.S. GAAP
	$	**$**	**$**	$	$	$
Listed shares	1,046,278	(83,789)(b)	962,489	787,079	70,463(b)	857,542
Mineral exploration	6,804,907	(1,844,037)	4,960,870	6,804,907	(1,442,443)	5,362,464
Deferred exploration	4,779,685	(4,779,685)	-	3,616,204	(3,616,204)	-
Shareholders'						
Deficit	(7,868,860)	(6,623,722)			(5,058,647)	
Cumulative	-	(83,789)(b)	(83,789)	-	70,463	70,463

Operations and balance sheets adjustments

(a) Deferred exploration expenses

Under Canadian GAAP, exploration expenses are capitalized and optionee's contributions are applied against the deferred exploration expenses. Under U.S. GAAP, all expenses incurred before proven economic reserves are established would be expensed as incurred and optionee's contributions would be considered as other income.

(b) Listed shares

Investments in shares of public companies are recorded at cost, less any provision for decrease in value, other than a temporary decline. Under U.S. GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

(c) Mineral exploration properties

Under Canadian GAAP, mineral exploration properties are considered tangible assets and are to be amortized prospectively when commercial production commences. During 2003, the Company determined that under U.S. GAAP, mineral interests representing mineral use rights for parcels of land not owned by the Company are treated as intangible assets. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. For exploration stage mineral interests, the excess of the carrying value over the residual value of the intangible assets is amortized on a straight-line basis over the period in which the Company expects to: (a) complete its exploration process or (b) convert, develop or further explore the underlying properties. Residual values for mineral interests at the exploration stage represent the expected fair value of the interests at the time the Company plans to convert, develop, further explore or dispose of the interests. Residual values are determined for each individual property.

(expressed in United States dollars, unless otherwise stated)

Consolidated statements of cash flows

Under U.S. GAAP, the cash flows used in investing activities related to deferred exploration expenses would be decreased by $1,163,479 ($93,981 in 2003 and $67,759 in 2002) and cash flows used in operating activities would be increased by the same amount.

Changes in accounting policies under U.S. GAAP

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant changes have occurred for the Company since its adoption.

For U.S. GAAP purposes, effective January 1, 2003, the Company adopted the provisions for SFAS 143, "Accounting for Asset Retirement Obligations" that generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company will recognize, when the obligation is incurred, the fair value of an estimated liability for the future cost for the reclamation and restoration of the mining sites upon termination of operations with a corresponding increase to the carrying value of the related long-lived asset. The Company will amortize the amount added to the asset as per the depreciation method established for the related asset and recognizes accretion expense in relation with the discounted liability over the remaining life of the mining properties. The liability will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Adoption of this pronouncement did not have a material impact on the Company's result of operations and financial condition. Under Canadian GAAP, accounting for asset retirement obligations consistent with the rules of SFAS 143 will be mandatory for the Company for the year beginning January 1, 2004. In addition, there were no assets that were legally restricted for purposes of settling asset retirement obligations at March 31, 2004.

Effective January 1, 2003, the Company adopted the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002. Adoption of this pronouncement did not have a material impact on the Company's result of operations and financial condition. Additionally, prominent disclosures in both annual and interim financial statements are required for the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The amendments to the disclosure and transition provisions of SFAS 123 are effective for fiscal years ending after December 15, 2002. The disclosure requirement for interim financial information is effective for interim periods beginning after December 15, 2002. Effective January 1, 2003, the Company adopted the fair value based method of accounting for stock-based employee compensation, using the prospective application transitional provisions.

(expressed in United States dollars, unless otherwise stated)

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and a Rescission of FASB Interpretation No. 34 ("FIN 45"). FIN 45 clarifies and expands upon existing disclosure requirements for guarantees, including loan guarantees. It also would require that, at the inception of a guarantee, the Company must recognize a liability for the fair value of its obligation under that guarantee. The initial fair value recognition and measurement provisions will be applied on a prospective basis to certain guarantees issued of modified after December 31, 2002. The disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The Company has adopted the disclosure requirements and the Company has determined that it has no guarantees requiring disclosure under FIN 45.

B — STANDARDS APPLICABLE FOR THE YEAR 2004

U.S. GAAP

In January 2003 and December 2003, the Financial Accounting Standards Board ("FASB") issued and revised Interpretation No. 46, "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51." The Interpretation addresses consolidation of variable interest entities ("VIEs") to which the usual condition for consolidation does not apply because the VIEs have no voting interests or otherwise are not subject to control through ownership of voting interests. It requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. A public entity that is not a small business issuer shall apply this Interpretation to all entities subject to this Interpretation no later than the end of the first reporting period that ends after March 15, 2004. The Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

During April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, resulting primarily from decisions reached by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS 133. This Statement is generally effective prospectively for contracts and hedging relationships entered into after June 30, 2003. This pronouncement did not have a material impact on its results of operations and financial condition.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in the balance sheets. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This pronouncement did not have a material impact on its results of operations and financial condition.

(expressed in United States dollars, unless otherwise stated)

CANADIAN GAAP

In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3110, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The section provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The section is effective for fiscal years beginning on or after January 1, 2004. Section 3110 harmonizes Canadian standards with the requirements of SFAS 143 that the Company adopted on January 1, 2003 for US GAAP purposes. The Company adopted adopted section 3110 on January 1, 2004 under Canadian GAAP. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In December 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"). This Guideline addresses the types of items that qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to evaluate hedges for effectiveness. The Guideline does not specify how hedge accounting should be applied. The CICA has deferred the effective date of this Guideline by one year to fiscal years beginning on or after July 1, 2003. This did not have a material effect on the Company during the first quarter of 2004.

In June 2002, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", which requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income. The Abstract must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128.

In December 2003, the CICA Emerging Issues Committee (EIC) issued EIC Abstract 141, "Revenue Recognition", which provides general interpretive guidance on the application of CICA Handbook Section 3400, "Revenue", and applies to all profit-oriented enterprises. This Abstract does not apply to the recognition of revenue for situations or transactions which are dealt with more specifically in the Accounting Guidelines issued by the Accounting Standards Board, and Abstracts issued by the Emerging Issues Committee. The Abstract summarizes the principles set forth in the U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101 (SAB 101), "Revenue Recognition in Financial Statements" that are generally appropriate as interpretive guidance on the application of Section 3400. The provisions in this Abstract may be applied prospectively, and should be applied to sales transactions recognized in the first interim or annual fiscal period beginning subsequent to December 17, 2003. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

(expressed in United States dollars, unless otherwise stated)

In January 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15") which harmonizes with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", and provides guidance for applying the principles in Section 1590, "Subsidiaries", to certain special purpose entities. AcG-15 requires enterprises to identify variable interest entities in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. This Guideline applies to annual and interim periods beginning on or after November 1, 2004, except that certain disclosures are required for annual and interim beginning on or after January 1, 2004. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In November 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets" ("Section 3063"), which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Section 3063 is applicable for years beginning on or after April 1, 2003. Section 3063 harmonizes Canadian standards on impairment of long-lived assets with the requirements of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that the Company adopted on January 1, 2002 for US GAAP purposes. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

Orezone Resources Inc.

MANAGEMENT DISCUSSION AND ANALYSIS
(For the quarter ended March 31, 2004)
May 14, 2004

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document may contain or refer to certain forward-looking statements relating but not limited to Orezone's expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Introduction

The following discussion and analysis of the operating results and financial condition for Orezone Resources Inc. (the "Corporation"), dated May 14 2004, should be read in conjunction with the consolidated balance sheets of the Corporation as at March 31, 2004 and December 31, 2003 and 2002 and the consolidated statements of operations and deficit, deferred exploration expenses and cash flows for the quarters ended March 31, 2004, 2003 and 2002.

The consolidated financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and would differ in certain material respects had they been prepared in accordance with accounting policies generally accepted in the United States ("US GAAP") as outlined in Note 13 to the consolidated financial statements.

The Corporation's consolidated financial statements are expressed in United States dollars. All amounts in this report are in USD dollars unless otherwise noted. This is the first quarter of reporting in USD. Previous years balances have been converted as explained in Note 3 of the Notes to the Consolidated Financial Statements for the quarter ended March 31, 2004.

This M D & A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

The consolidated financial statements have not been reviewed by PricewaterhouseCoopers LLP, the independent auditors, in accordance with the related professional standards in Canada.

The auditors have recently been appointed by the Board of Directors and this appointment will be approved by the shareholders at the upcoming annual general meeting on June 17, 2004. They anticipate that they will have a review completed for the second quarter.

Overview

The Corporation is engaged in the acquisition, exploration and development of mineral properties, primarily in Burkina Faso, West Africa and this has been its main focus over the last three years. The Corporation also carried on a limited amount of exploration for diamonds, base metals and precious metals in Canada during this period. The Corporation's objective is to identify commercially exploitable deposits of minerals (primarily precious metals) which can either be placed into production by the Corporation or disposed of for a profit to companies that wish to place such deposits into commercial production.

Orezone has been active in Burkina Faso, West Africa since 1996. The Corporation made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighboring countries of Mali and Ghana where a number of major discoveries have been made. In addition, it is politically stable, has good infrastructure relative to much of West Africa and provided the opportunity to acquire both relatively large unexplored tracts of land as well as more advanced stage assets. These conditions, in combination with a weak gold price and resultant lack of interest among investors for gold equities, enabled the Corporation to establish a significant land position in Burkina Faso. At present, Orezone has interests in 9 different properties covering a total of 4,000 square kilometers in Burkina Faso. It also has approximately 2,900 square kilometers in Niger and 126 square kilometers in Mali.

During the past quarter the Corporation drilled a total of 20,164 meters of core, reverse circulation and RAB holes (vs. 36,339 meters in all of 2003). The Corporation assayed 20,373 samples in the first quarter of 2004 (vs. 35,181 in all of 2003). Exploration expenditures, before optionee contributions were $1,823,479 (2003 $451,591). For a more detailed discussion of various financial parameters, please refer to Selected Quarterly Information below.

The common shares of the Corporation are listed for trading on the Toronto and American Stock Exchanges under the symbol "OZN". Until March 18, 2004, the Corporation's shares were traded under the symbol ORZ on the Toronto Stock Exchange. The Corporation's head office is in Ottawa, Ontario.

Qualified Person

Jeffrey S Ackert, the Company's Vice President Exploration, is the qualified person under National Instrument 43-101 who supervises all work associated with the Company's exploration programs in Africa.

Selected Quarterly Information

For the quarters ended March 31			
	2004	**2003**	**2002**
Consolidated Statements of Operations and Deficit Summary			
Revenue	-	-	
Management and consulting fees	536,091	$46,053	11,917
Total Administrative Expenses	891,260	135,852	40,982
Write-off of deferred exploration expenses	-	-	-
Interest income	95,611	4,917	270
Net loss	(795,649)	(130,935)	(40,711)
Basic and diluted net loss per share (Canadian GAAP)	0.01	0.001	0.002
Basic and diluted net loss per share (US GAAP)	0.019	0.003	0.018
Shares outstanding	102,150,385	101,602,893	23,678,643
Consolidated Statements of Deferred Exploration Expenses Summary			
Deferred exploration expenditures (additions)	$ 1,163,479	$ 93,980	67,759
Optionee contributions	660,000	357,611	3,136

	2004	2003	2002
Consolidated Statements of Cash Flows Summary			
Cash flows from (used in) operating activities	$ (699,631)	$ (14,287)	(146,595)
Cash flows used in investing activities	(1,493,988)	(141,638)	(65,516)
Cash flows from financing activities	1,217,696	3,124,176	(7,287)
Net increase (decrease) in cash and cash equivalents	(975,923)	3,004,220	(266,135)

Consolidated Balance Sheet Summary		March 31 2004	December 31 2003
Cash and cash equivalents		$9,601,115	$10,577,038
Investment in listed shares (at cost)		1,046,278	787,079
Equipment		206,849	135,538
Mineral exploration properties		6,804,907	6,804,907
Deferred exploration		4,779,685	3,616,204
Long term debt		1,017,780	1,003,228
Shareholders' equity		20,896,981	20,474,933
Total assets		22,654,562	22,037,006

Results of Operations

During the quarter drilling continued on both the Essakan and Bondi projects. The Corporation is still encountering delays with the assay labs due to high volumes. There were no seasonal aspects on the quarter under review.

At the present time, the Corporation is still a development stage company with no operating business segment and no revenue generating activities.

In the first quarter of 2004 the Corporation recorded $95,611 in interest income which represents a significant increase over interest income of $4,917 during the first quarter of 2003. The increase was a function of the Corporation's higher cash balance's due to the completion of a financing in October 2003. The Corporation's policy is to hold all cash investments in liquid instruments that are accessible within 24 hours. Over the first three months of 2004 the Corporation earned between 2.0 and 2.5 per cent on such instruments.

Management and consulting fees were substantially higher in 2004 than in the first quarter 2003 due to higher activity levels and increased staffing and to the issuances of stock options which accounted for $601,329 in combined consulting fees or professional fees during the first quarter. In 2003 there were no options issued during the first quarter.

The increase in total administrative expenditures was largely due to higher management and consulting fees. The other contributing factors were increased activity with respect to investor relations, attendance at trade shows, travel, staffing and filing costs.

During the first quarter of 2004 the Corporation made the decision not to write off any properties.

In the first quarter of 2004 the Corporation recorded a net loss of $795,649, or $0.01 per share on both a basic and fully diluted basis, compared to a loss of $130,935 ($0.001 per share) in Q1 2003 and $1,066,343 ($0.05 per share) in 2001. The increased loss in 2003 compared to 2002 resulted from the significant increase in total administrative expenses, as discussed above.

Over the last three years the number of shares outstanding has increased substantially which has principally been due to due to private placement financings competed in 2002 and 2003 and to the acquisition of the Essakan property and repayment of associated debt in 2002.

In 2004 deferred exploration expenditure additions increased to $4,779,685 compared to $2,721,948 in 2003 and $2,082,587 in 2002. These increases largely reflect a much greater exploration effort at the Essakan and Bondi projects. Optionee contributions in 2004 and 2003 represent expenditures made on the Essakan property by Gold Fields Limited of South Africa under a joint venture agreement. This agreement stipulates that Gold Fields,

as optionee, must spend a minimum of U.S. $1,000,000 in each contract year beginning July 19, 2002 until a total of U.S. $8,000,000 has been spent within a 5 year period. Provided that Gold Fields has made the required payments, it will earn a 50 per cent interest in the Essakan project and a joint venture agreement will be completed. If Gold Fields abandons the project, there is no obligation for the Corporation to return any money to Gold Fields.

Cash flows used in operating activities were $699,631 in 2004 compared to $14,287 in 2003 in 2003 and $188,460 in 2002. The increase is due to the larger net loss incurred in 2004. Cash flows used in investing activities increased to $1,493,988 in 2004 from $141,638 in 2003 and 65,516 in 2002 due to increases in deferred exploration expenditures and investments in listed shares. Cash flows from financing activities totaled $1,217,696 in 2004, $3,124,176 in 2003 and $7,287 in 2002. The fluctuation is due to share issuances during the various quarters.

The net effect of these activities was that the Corporation's cash balance as at March 31, 2004 decreased from $10,577,038 to $9,601,115.

The investment in listed shares is related to investments made in public companies where future acquisitions and/or joint ventures could be pursued. The market value of these shares was less than purchase price as at March 31, 2004. This is deemed to be a temporary market fluctuation and is not recorded under Canadian GAAP.

Exploration Activities

During the first quarter of 2004 a total of $1,823,479 was spent on exploration activities compared to $451,592 in the first quarter of 2003. This increase was almost entirely due to increased activity levels at the Essakan and Bondi projects.

A total of $948,490 was spent on exploration of the Essakan property during the first three months of 2004 of which $660,000 was contributed by joint venture partner Gold Fields Limited and most of the balance was stock based compensation relating to the issuance of stock options to employees engaged in exploration activities. During the first three months of 2004 exploration at Essakan was largely focused on testing the potential extension of the high grade core at the Essakan Main Zone and drilling nearby regional prospects.

Historically, drilling of the Essakan Main Zone has followed a northwest trending zone of faulting, alteration and artisanal workings. However, a re-interpretation of past data plus recent exploration results have suggested that the high grade core in the Main Zone actually trends to the north and this area has not been previously tested by drilling. Drilling of this potential extension to the high grade core started in the first quarter and continued into April, 2004. Assay results from this drilling are expected to be released in the second quarter of 2004. The Corporation also expects to file a NI 43-101 report which updates the resource calculation for the Essakan Main Zone before the end of June, 2004.

A recent drilling program at the Falagountou prospect, which is located six kilometers east of the Main Zone, has identified a significant new zone of mineralization with potentially economic widths and grades.

Exploration activity in Burkina Faso typically begins to slow in June in anticipation of the rainy season which extends through to September. This will provide the Corporation with the opportunity to analyze and evaluate drill results from Falagountou and the Main Zone, and data with respect to the new NI 43-101 resource calculation, in order to determine where exploration efforts should next be focused.

In the first quarter of 2004 the Corporation spent $737,399 on exploration of its 100 per cent owned Bondi property in Burkina Faso. This work was largely focused on infill drilling on the first 800 meters of the Zone 2 discovery. This part of the zone is being drilled on 25 meter centers to a depth of 100 meters in order to prepare an NI 43-101 compliant resource calculation which is expected to be filed before the end of June, 2004. Infill drilling has continued into the second quarter of 2004 and the Corporation is also drilling the southern extension of Zone 2 as well as two parallel targets. The southern extension and the parallel targets have similar geophysical and geochemical signatures as the main part of Zone 2. Work is underway on an all weather road and permanent camp at Bondi which will enable some activity to continue through the rainy season.

In the second quarter the Corporation also intends to carry out some drilling on the Seguenega property in Burkina Faso.

Geophysical and geochemical surveys and various other exploration activities were carried out on a number of other properties in Burkina Faso during the first quarter of 2003. These activities will continue in the second quarter with the objective of advancing these projects and defining drill targets.

Liquidity and Capital Resources

The Corporation began trading on the American Stock Exchange on March 18, 2004.

The Corporation finances its exploration and development activities by raising capital from equity markets and through contributions by joint venture partners. During 2004 the Corporation has not completed any equity financing. Cash balances remain high due to some warrants/options being exercised and Optionee Contributions on Essakan totaling $660,000 during the quarter.

The Corporation's principal requirements for cash during 2004 will be administrative expenditures and deferred exploration expenditures. All expenditures on the Essakan project to date, are being financed by the Corporation's joint venture partner. The Corporation's direct exploration expenditures in 2004 are expected to be in the order of $3 million and administrative expenditures will be in the same order of magnitude as in 2003. On this basis, the Corporation has adequate cash on hand to meet its current and planned exploration and administration expenditures for 2004 and has no immediate requirement to raise additional financing.

The Corporation anticipates that additional financing will be required in the future to potentially complete feasibility studies and to place one or more of its properties into production, or to make additional acquisitions or investments within the mining sector. On this basis, the Corporation continually reviews its share price and the relative state of the capital markets and if it is determined that conditions are favorable, additional financings could be completed.

On May 4, 2004 The Corporation completed a debt conversion agreement with Great Western Mining Co. whereby long term debt of CAD$ 1,483,534.00 was repaid through the issuance of 1,112,650 Class A shares.

If all outstanding warrants and options were exercised, the Corporation would receive approximately $11,110,000 CAD in additional capital.

	March 31, 2004	December 31, 2004
Shares outstanding	102,150,385	101,602,893
Fully diluted shares outstanding	121,360,741	120,335,741
Capital Stock	$26,839,843	$26,587,216

Off Balance Sheet Arrangements

During the quarter the Corporation did not enter into any off balance sheet transactions as defined by National instrument 51-102. Subsequent to the end of the quarter the Corporation entered into the forward sales contracts listed below to fix the USD/EURO exchange rate in order to fix the exchange rates with respect to expenditures in Burkina Faso where the local currency (XOF) is pegged to the Euro.

date	euro amount	rate	usd amount
may	80,000	1.1944	95,552
june	80,000	1.1941	95,528
july	80,000	1.1934	95,472
august	80,000	1.1931	95,448
september	80,000	1.1921	95,368
october	80,000	1.1918	95,344
november	80,000	1.1914	95,312
december	60,000	1.1911	71,466
TOTAL	620,000	**Avg. 1.192726**	**739,490**

Transactions With Related Parties

During the first quarter there were no transactions with related parties as described by FORM 51-102F1 nor are there any ongoing contractual or other commitments with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At the current time there are no reportable proposed transactions.

Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation's ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Company's common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved. These risks are discussed more fully in the 2003 annual M D & A.

Critical Accounting Estimates

The Corporation does not make any critical accounting estimates other than the carrying value of deferred exploration expenditures. These are reviewed on a quarterly basis by a committee of the Board of Directors.

Changes in Accounting Policies including initial Adoption

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 13 of the 2004 financial statements, these principles differ in certain material respects from principles and practices that the Corporation would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Canadian GAAP as set out in the CICA Handbook defines mineral exploration properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Corporation has classified these assets as mineral property tangible assets in accordance with Canadian GAAP. The Corporation believes that its properties are tangible assets and accounts for them as such, under current Canadian GAAP. When, and if, Canadian GAAP changes, the Corporation will assess the impact of the future changes at that time.

There were no significant changes in accounting policies during the first quarter 2004 with the exception of the adoption of the US dollar as reporting currency as of January 1, 2004.

Financial instruments and Other Instruments

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

Long-term financial instruments

The fair value of the listed shares is equivalent to the market value based on the closing price. Listed shares are from a number of Canadian mining and mineral exploration companies.

The fair value of the note payable approximates its carrying amount and was determined by discounting contractual cash flows at the prevailing market rate for loan having the same remaining time until maturity.

Other M D & A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.edgar.com in the USA. This document forms an integral part of the Corporation's Annual Information Form.

Outstanding share data has been disclosed above.